                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*


                             APOGEE TECHNOLOGY, INC.
                             -----------------------
                                (Name of Issuer)


                                     Common
                                     ------
                         (Title of Class of Securities)


                                    03760F100
                                    ---------
                                 (CUSIP Number)


                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_] Rule 13d-1(b)

        [_] Rule 13d-1(c)

        [X] Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

CUSIP NO. 03760F100                  13G                      PAGE 2 OF 5 PAGES
                                     ---                      -----------------

NAMES OF REPORTING PERSONS
1.  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        DAVID SPIEGEL

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                          (a) [_] (b) [_]


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

                         5.     SOLE VOTING POWER
NUMBER OF
                                               906,966
SHARES                                         ---------------------------------
                         6.     SHARED VOTING POWER
BENEFICIALLY

OWNED BY                                       34,959

EACH                     7.     SOLE DISPOSITIVE POWER

REPORTING
                                               906,966
PERSON                                         ---------------------------------
                         8.     SHARED DISPOSITIVE POWER
WITH

                                               34,959


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        941,925

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                              [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        17.43%


12. TYPE OF REPORTING PERSON*
        IN

*With respect to 100 shares owned by Helen Spiegel, Mr. Spiegel's wife, 100 shares owned by Helen Spiegel as custodian for Brian Spiegel, 100 shares owned by Helen Spiegel as custodian for Beth Spiegel, and 34,659 shares owned by Benjamin Spiegel, Mr. Spiegel's son, Mr. Spiegel disclaims all beneficial ownership.


                                Page 2 of 5 pages

ITEM 1(a).  NAME OF ISSUER:
                             APOGEE TECHNOLOGY, INC.


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                                129 Morgan Drive
                          Norwood, Massachusetts 02062


ITEM 2(a).  NAME OF PERSON FILING:
                                  David Spiegel


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                               600 Mountain Street
                           Sharon, Massachusetts 02067


ITEM 2(c).  CITIZENSHIP:
                                       USA


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
                                  Common Stock


ITEM 2(e).  CUSIP NUMBER:
                                    03760F100

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


      (a) [_]  Broker or dealer registered under Section 15 of the Exchange Act.

      (b) [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) [_] Investment company registered under Section 8 of the Investment Company Act.


                                Page 3 of 5 pages

      (e) [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

      (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

      (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

      (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

      (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

      (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.        OWNERSHIP

      (a)      Amount beneficially owned:  941,925

      (b)      Percent of class:           17.43 %

      (c)      Number of shares as to which such person has:

      (i)      sole power to vote or to direct the vote: 906,966

      (ii)     shared power to vote or to direct the vote: 34,959

      (iii)    sole power to dispose or to direct the disposition of: 906,966

      (iv)     shared power to dispose or to direct the disposition of: 34,959

Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].
                                 Not Applicable


                                Page 4 of 5 pages

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable


Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE

SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not Applicable


Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable


Item 9.   NOTICE OF DISSOLUTION OF GROUP
Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          David Spiegel

Date: February 14, 2003                     By: /s/ David Spiegel
                                            ---------------------
                                                David Spiegel


                                Page 5 of 5 pages